

August 23, 2010

Michael B. Richings
Chief Executive Officer
Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado 80127

> **Re:** **Vista Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-0925**

Dear Mr. Richings:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 25

2. We note that "[your] compensation policies and programs are designed to be competitive with similar mining companies" and that your compensation committee considers in making its compensation determinations a variety of factors including "industry

comparables and industry compensation surveys" and "competitive market data for each of the executive positions." Please revise your filing to provide disclosure of the companies the compensation committee examines in making its compensation determinations and include a discussion on how those companies are chosen. See Item 402(b)(2)(xiv) of Regulation S-K.

3.   Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2009. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards. In particular, include a quantitative and qualitative analysis of the corporate goals the compensation committee used in determining compensation for the named executive officers. Further, include disclosure of the company's performance relative to the corporate goals. Refer to Item 402(b)(2) of Regulation S-K.

Incentive Payments, page 26

4.   We note that Mr. Richings and Mr. Earnest "are entitled to earn a discretionary incentive payment in an amount determined annually by the Board of Directors," which varies from the policy used for making determinations for the compensation of your other named executive officers. Please revise to discuss both policies and to identify any material differences between how your compensation committee and board of directors determine how your named executive officers are compensated.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements and Supplementary Data, page 105

3. Dispositions, page 114

Disposal of Amayapampa gold project, page 114

5.   We note from your disclosure that you recorded an asset of $4.813 million in 2008, representing the "fair value of the consideration received on disposal of the Amayapampa gold project … using probability weighted cash flow scenarios and assumptions including future gold prices, estimated gold production and the timing of commencement of Commercial Production." Based on the disclosures surrounding this disposal transaction, please address the following:

•   Provide an analysis under both Canadian and U.S. GAAP that supports the recognition of this future consideration as an asset, titled 'Amayapampa disposal consideration' on the Consolidated Balance Sheets;

- Confirm, if true, that this asset is subject to the fair value disclosure requirements under CICA Handbook Section 3862, or otherwise advise. If true, please tell us how you have complied with this guidance; and

- Provide an analysis under both Canadian and U.S. GAAP that supports your conclusion that this transaction resulted in the divestiture of Vista Gold Antigua. Refer to SAB Topic 5:E for further consideration.

9. Warrants, page 123

6.   We note from your disclosure on page 124 that the number of common shares to be issued upon conversion of all of your outstanding warrants was adjusted upon completion of the Arrangement in May 2007. Please tell us whether you considered this event to trigger expense recognition for purposes of determining your U.S. GAAP results. Please provide an analysis to support your conclusions.

20. Differences between Canadian and United States generally accepted accounting principles, page 133

7.   It appears you have combined several material adjustments on the face of the reconciling statements but have not separately quantified and described each material adjustment. Please review your disclosure and modify your presentation, as necessary, to comply with Item 17(c)(2)(i) through (iii) of Form 20-F or otherwise advise why you believe your presentation complies with Item 17 of Form 20-F.

8.   We note your statement in adjustment (d) that for U.S. GAAP purposes "the entire amount of convertible debt is classified as a liability and recorded at fair value on the date of issuance." Please provide us with an analysis of your convertible debt, including all conversion features, that supports your accounting methodology for U.S. GAAP purposes. As part of your response, please cite the authoritative literature you relied upon to support your conclusions.

9.   We also note from your adjustment (d) that "all issuance costs were allocated to debt" for U.S. GAAP purposes. Please tell us how this adjustment complies with ASC Topic 835-30-45-3. In light of this guidance, please tell us how you considered an adjustment to the Consolidated Balance Sheets for U.S. GAAP purposes to present a deferred charge for issue costs.

10.   Please confirm, if true, that the amounts shown to arrive at Comprehensive loss – U.S. GAAP as compared with the amounts presented on your consolidated statements of loss and comprehensive loss on page 108 for the periods presented differ due to the tax implications you describe in adjustment (e), or otherwise advise.

11.   Within your reconciliation of net loss – Canadian GAAP to net loss – US GAAP on page 135, we note your adjustment (f), titled 'Gain on sale of Amayapampa' totals $2,124 for 2008. Please tell us how this adjustment and the description of this line item pertain to what you have described on page 134 as differences in impairment amounts between Canadian and U.S. GAAP. In addition, please tell us what Canadian to U.S. GAAP adjustment you have recorded based on your disclosure that "In 2008, the future consideration on the disposal of Amayapampa is designated as a financial asset held for trading and is recorded at fair value."

Engineering Comments

Properties, page 25

12.   We note your disclosure of financial measurements for properties in which preliminary assessments have been completed. Resource estimates do not have demonstrated economic viability as may be implied by the financial measurements disclosed with your preliminary economic assessments. Please remove the financial information developed and/or derived from the possible development of your resources. This would include your operating cash flow, capital expenditures, net present value, return on investment, and payback period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer O'Brien at (202) 551-3721, Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman,

Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact
Doug Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel, at (202)
551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director